Exhibit 3.2

Seventh Amendment to the

Amended and Restated Agreement

of Limited Partnership

of

LaSalle Hotel Operating Partnership, L.P.

This Amendment is made as of November 17, 2006 by and among LaSalle Hotel Properties, a Maryland real estate investment trust, as the general partner (the “Trust” or the “General Partner”) of LaSalle Hotel Operating Partnership, L.P., a Delaware limited partnership (the “Partnership”), and as attorney-in-fact for the Persons named on Exhibit A to the Amended and Restated Agreement of Limited Partnership of LaSalle Hotel Operating Partnership, L.P., dated as of April 29, 1998 (the “Partnership Agreement”) for the purpose of amending the Partnership Agreement. Capitalized terms used herein and not defined shall have the meanings given to them in the Partnership Agreement.

WHEREAS, the Board of Trustees of the Trust (the “Board”), met and approved on November 9, 2006 and the Special Pricing Committee approved by unanimous written consent on November 14, 2006, certain resolutions classifying and designating 4,000,000 Preferred Shares (as defined in the Articles of Amendment and Restatement of Declaration of Trust of the Trust (the “Declaration of Trust”)) as Series G Preferred Shares (as defined below);

WHEREAS, the Trust filed Articles Supplementary to the Declaration of Trust (the “Articles Supplementary”) with the State Department of Assessments and Taxation of Maryland on November 16, 2006, establishing a series of preferred shares, designated Series G Preferred Shares;

WHEREAS, on November 17, 2006, the Trust issued 4,000,000 Series G Preferred Shares;

WHEREAS, the General Partner has determined that, in connection with the issuance of the Series G Preferred Shares, it is necessary and desirable to amend the Partnership Agreement to create additional Partnership Units having designations, preferences and other rights which are substantially the same as the economic rights of the Series G Preferred Shares.

NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration, the receipt and sufficiency of which hereby are acknowledged, the General Partner hereby amends the Partnership Agreement as follows:

1. Article 1 of the Partnership Agreement is hereby amended by adding the following definitions:

“Series G Preferred Shares” means the 7.25% Series G Cumulative Redeemable Preferred Shares of Beneficial Interest, $.01 par value per share (Liquidation Preference $25 per share) of the Trust, with the preferences, liquidation and other rights, voting powers, restrictions, limitations as to distributions, qualifications and terms and conditions of redemption of shares as described in the Articles Supplementary; and

“Series G Preferred Units” means the series of Partnership Units representing units of Limited Partnership Interest designated as the 7.25% Series G Cumulative Redeemable Preferred Units (Liquidation Preference $25.00 per share), with the preferences, liquidation and other rights, voting powers, restrictions, limitations as to distributions, qualifications and terms and conditions of redemption of units as described herein.

2. In accordance with Section 4.2.A of the Partnership Agreement, set forth below are the terms and conditions of the Series G Preferred Units hereby established and issued to the Trust in consideration of the Trust’s contribution to the Partnership of the net proceeds from the issuance and sale of the Series G Preferred Shares by the Trust:

A. Designation and Number. A series of Partnership Units, designated as Series G Preferred Units, is hereby established.

B. Rank. The Series G Preferred Units will, with respect to distribution rights and rights upon liquidation, dissolution or winding up of the Partnership, rank (a) senior to the Class A Units, Class B Units and to all Partnership Interests the terms of which specifically provide that such Partnership Interests shall rank junior to such Series G Preferred Units; (b) on a parity with all Partnership Interests issued by the Partnership, other than those Partnership Interests referred to in clauses (a) and (c); and (c) junior to all Partnership Interests issued by the Partnership the terms of which specifically provide that such Partnership Interests shall rank senior to the Series G Preferred Units.

C. Distributions.

(i) Pursuant to Section 5.1 of the Partnership Agreement, holders of Series G Preferred Units shall be entitled to receive, out of Available Cash, cumulative preferential cash distributions at the rate of seven and one quarter percent (7.25%) per annum of the twenty-five dollars ($25.00) per unit liquidation preference of the Series G Preferred Units (equivalent to a fixed annual amount of $1.8125 per unit); provided, however, that during any period of time that both (i) the Series G Preferred Shares are not listed on the New York Stock Exchange (“NYSE”) or the American Stock Exchange (“AMEX”), or quoted on The

NASDAQ Global Market (“NASDAQ”), or listed or quoted on an exchange or quotation system that is a successor to the NYSE, AMEX or NASDAQ, and (ii) the Trust is not subject to the reporting requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and any Series G Preferred Shares are outstanding, the holders of any outstanding Series G Units shall be entitled to receive out of Available Cash, cumulative preferential cash distributions at the rate of eight and one quarter percent (8.25%) per annum of the twenty-five dollars ($25.00) per unit liquidation preference of the Series G Preferred Units (equivalent to a fixed annual amount of $2.0625 per unit) (the “Special Distribution”). Distributions on the Series G Preferred Units shall accumulate on a daily basis and be cumulative from (but excluding) the date of original issue or, with respect to the Special Distribution, if applicable, from the date following the date on which both (i) the Series G Preferred Shares are not listed on the NYSE or the AMEX or quoted on NASDAQ, or are not listed or quoted on an exchange or quotation system that is a successor to the NYSE, AMEX or NASDAQ, and (ii) the Trust is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, and be payable quarterly in equal amounts in arrears on or about the fifteenth day of January, April, July, and October of each year, beginning on January 12, 2007 or, if not a Business Day, the next succeeding Business Day, or such other day as the General Partner may determine (each, a “Series G Preferred Unit Distribution Payment Date”). Any distribution (including the initial distribution) payable on the Series G Preferred Units for any partial distribution period shall be prorated and computed on the basis of a 360-day year consisting of twelve 30-day months. The Special Distribution, if applicable, shall cease to accrue on the date following the earlier of (i) the listing of the Series G Preferred Shares on the NYSE or the AMEX or their quotation on NASDAQ, or listing or quotation on an exchange or quotation system that is a successor to the NYSE, AMEX or NASDAQ, or (ii) the Trust becoming subject to the reporting requirements of Section 13 or Section 15(d) of the Exchange Act.

(ii) No distribution on the Series G Preferred Units shall be authorized by the Board or paid or set apart for payment by the Partnership at such time as the terms and provisions of any agreement of the Partnership, including any agreement relating to its indebtedness, prohibits such authorization, payment or setting apart for payment or provides that such authorization, payment or setting apart for payment would constitute a breach thereof, or a default thereunder, or if such authorization or payment shall be restricted or prohibited by law.

(iii) Notwithstanding anything to the contrary contained herein, distributions with respect to the Series G Preferred Units shall accumulate whether or not the restrictions referred to in Subsection 2.C.(ii) exist, whether or not the Partnership has earnings, whether or not there is sufficient Available Cash for the payment thereof and whether or not such distributions are authorized. Accumulated but unpaid distributions on the Series G Preferred Units will accumulate as of the Series G Preferred Unit Distribution Payment Date on which they first become payable or on the date of redemption as the case may be.

(iv) If any Series G Preferred Units are outstanding, no distributions will be authorized or paid or set apart for payment on any Partnership Interests of the Partnership of any other class or series ranking, as to distributions, on a parity with or junior to the Series G Preferred Units unless full cumulative distributions have been or contemporaneously are authorized and paid or authorized and a sum sufficient for the payment thereof set apart for such payment on the Series G Preferred Units for all past distribution periods and the then current distribution period. When distributions are not paid in full (or a sum sufficient for such full payment is not so set apart) upon the Series G Preferred Units and all other Partnership Interests ranking on a parity, as to distributions, with the Series G Preferred Units, all distributions authorized, paid or set apart for payment upon the Series G Preferred Units and all other units ranking on a parity, as to distributions, with the Series G Preferred Units shall be authorized and paid pro rata or authorized and set apart for payment pro rata so that the amount of distributions authorized per Series G Preferred Unit and each such other Partnership Interest shall in all cases bear to each other the same ratio that accumulated distributions per Series G Preferred Unit and other Partnership Interest (which shall not include any accumulation in respect of unpaid distributions for prior distribution periods if such Partnership Interests do not have a cumulative distribution) bear to each other. No interest, or sum of money in lieu of interest, shall be payable in respect of any distribution payment or payments on Series G Preferred Units which may be in arrears.

(v) Except as provided in subsection 2.C.(iv), unless full cumulative distributions on the Series G Preferred Units have been or contemporaneously are authorized and paid or authorized and a sum sufficient for the payment thereof is set apart for payment for all past distribution periods and the then current distribution period, no distributions (other than in Partnership Interests ranking junior to the Series G Preferred Units as to distributions and upon liquidation) shall be authorized or paid or set apart for payment nor shall any other distribution be authorized or made upon the Class A Units, Class B Units or any other Partnership Interests ranking junior to or on a parity with the Series G Preferred Units as to distributions or upon liquidation, nor shall any Class A Units, Class B Units or any other Partnership Interests ranking junior to or on a parity with the Series G Preferred Units as to distributions or upon liquidation be redeemed, purchased or otherwise acquired directly or indirectly for any consideration (or any monies be paid to or made available for a sinking fund for the redemption of any such Partnership Interests) by the Partnership (except by conversion into or exchange for other Partnership Interests ranking junior to the Series G Preferred Units as to distributions and upon liquidation, dissolution or winding up of the affairs of the Partnership or by redemption, purchase or acquisition of Partnership Interests under incentive, benefit or unit purchase plans of the Partnership for Employees of the General Partner, the Partnership, Subsidiaries of the Partnership or any Affiliate of any of them.)

(vi) Holders of Series G Preferred Units shall not be entitled to any distribution, whether payable in cash, property or Partnership Interests, in excess of full cumulative distributions on the Series G Preferred Units as described above. Any distribution payment made on the Series G Preferred Units shall first be credited against the earliest accumulated but unpaid distribution due with respect to such units which remains payable.

D. Allocations.

Allocations of the Partnership’s items of income, gain, loss and deduction shall be allocated among holders of Series G Preferred Units in accordance with Article VI of the Partnership Agreement.

E. Liquidation Preference.

(i) In the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Partnership, the holders of the Series G Preferred Units shall be entitled to receive out of the assets of the Partnership legally available for distribution to the Partners pursuant to Section 13.2.A of the Partnership Agreement a liquidation preference in cash of $25.00 per Series G Preferred Unit, plus an amount equal to all accumulated and unpaid distributions to the date of payment, before any distribution of assets is made to holders of Class A Units, Class B Units or any other Partnership Interests that rank junior to the Series G Preferred Units as to liquidation rights.

(ii) If upon any such voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Partnership, the assets of the Partnership are insufficient to make such full payment to holders of the Series G Preferred Units and the corresponding amounts payable on all other Partnership Interests ranking on a parity with the Series G Preferred Units in the distribution of assets, then the holders of the Series G Preferred Units and other such Partnership Interests shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

(iii) After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Series G Preferred Units shall have no right or claim to any of the remaining assets of the Partnership.

(iv) None of a consolidation or merger of the Partnership with or into another entity, a merger of another entity with or into the Partnership or a sale, lease or conveyance of all or substantially all of the Partnership’s property or business shall be considered a liquidation, dissolution or winding up of the affairs of the Partnership.

F. Redemption.

In connection with redemption by the Trust of any of its Series G Preferred Shares in accordance with the provisions of the Articles Supplementary, the Partnership shall provide cash to the Trust for such purpose which shall be equal to the redemption price (as set forth in the Articles Supplementary) and one Series G Preferred Unit shall be canceled with respect to each Series G Preferred Share so redeemed by the Trust (unless another Conversion Factor is specified under the Partnership Agreement). From and after the Series G Preferred Share redemption date, the Series G Preferred Units so canceled shall no longer be outstanding and all rights hereunder, to distributions or otherwise, with respect to such Series G Preferred Units shall cease.

3. The Operating Partnership hereby issues 4,000,000 Series G Preferred Units to the General Partner.

4. Except as modified herein, all terms and conditions of the Partnership Agreement shall remain in full force and effect, which terms and conditions the General Partner hereby ratifies and confirms.

IN WITNESS WHEREOF, the undersigned has executed this Amendment as of the date first set forth above.

LASALLE HOTEL OPERATING PARTNERSHIP, L.P.

By:	LaSalle Hotel Properties, a Maryland real estate investment trust, its General Partner, and attorney-in-fact of each Limited Partner

By:	/s/ Hans S. Weger
Name:	Hans S. Weger
Title.	Executive Vice President, Chief Financial Officer, Secretary and Treasurer